FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 November
 2008

HSBC BANK
MALAYSIA
 BERHAD
CONSOLIDATED
RESULTS FOR THE
NINE MONTHS ENDED
30 SEPTEMBER 2008 - HI
GHLIGHTS

  Profit before taxation for the nine months ended 30 September 2008 was MYR879 million, 22.2 per cent higher than the MYR720 million reported for the same period in 2007.

  Profit before allowance for losses on loans and financing increased by 12.7 per cent to MYR1,066 million for the nine months ended 30 September 2008 compared with MYR946 million for the same period in 2007.

  Other operating income for the financial period ended 30 September 2008 was up 16.7 per cent to MYR763 million (MYR654 million for the same period in 2007).

  Allowance for losses on loans and financing of MYR187 million was down MYR40 million for the nine months ended 30 September.

  Cost efficiency ratio for the nine months ended 30 September 2008 improved to 41.2 per cent from 42.9 per cent for the corresponding period in 2007.

  Total assets of MYR54.7 billion was up MYR6.5 billion, or 13.6 per cent, at 30 September 2008 compared with MYR48.1 billion at 31 December 2007.

Commentary

Pre-tax profit grew MYR159 million in the first nine months of 2008, an increase of 22.2 per cent on the same period in 2007.
Profit before allowance for losses on loans and financing increased by 12.7 per cent to MYR1,066 million in the period under review,
 compared with MYR946 million in 2007, mainly attributable to higher other operating income
.

Allowance for losses on loans and financing at MYR187 million for the nine months ended 30 September 2008 was 17.5 per cent
 lower as loan quality improved compared to the same period in 2007 when higher impairment allowances were made for corporate lending portfolios.

Net interest income for the nine months ended 30 September 2008 grew by 4.2 per cent or MYR35 million, to MYR863 million (nine months to 30 September 2007: MYR828 million). This was principally driven by an increase in lending, (up MYR2.7 billion or 10.0 per cent to MYR29.7 billion at 30 September 2008 from MYR27.0 billion at 30 September 2007), mainly in trade financing products, offset by tighter margins.

Other operating income for the nine months ended 30 September 2008 increased to MYR763 million, up 16.7 per cent or MYR109 million compared to the corresponding period in 2007. This was mainly a result of the increase in trading profits of MYR92 million recorded for the nine months ended 30 September 2008 as the Malaysian ringgit remained volatile against other major currencies, resulting in higher hedging activities by corporate customers. Other operating income for the nine months ended 30 September 2008 was further boosted by an increase of MYR39 million recorded from the disposal of securities, moderated by a decrease of MYR19 million in fees income as agency fees income declined.

Other operating expenses for the first nine months of 2008 increased by 5.3 per cent, or MYR38 million, to MYR748 million compared with the same period in 2007 (MYR710 million) mainly due to higher personnel costs

(up MYR28 million or 7.7
 per cent
) as
the
 workforce
increased to support the growth in business.

The cost efficiency ratio for the nine months ended 30 September 2008 improved to 41.2 per cent from 42.9 per cent in the same period last year as a result of stronger growth in all major income streams while other operating expenses grew at a slower pace.

Total assets as at 30 September 2008 grew by MYR6.5 billion or 13.6 per cent against 31 December 2007. The increase in assets was achieved primarily from
 higher net loans and advances, up MYR3.7 billion or 14.3 per cent compared to 31 December 2007.

Irene Dorner, deputy chairman and CEO
,
 commented: "HSBC Bank
Malaysia Berhad ("HSBC Bank")
continues to record growth in all major income streams and profits remain robust. The positive results reflect the confidence customers have in the HSBC brand. As one of the leading foreign banks in Malaysia, HSBC Bank always aims
 to deliver
first class
 banking and financial services to our customers
,

and will continue to do so

in these trying times.

"
Liquidity in the local banking sector remains
sufficient

but
 future
 income growth could be affected by the expected decrease in domestic consumption and the possible dampening of demand for credit due to the weakening global

economic environment. Despite the waning growth of global economies and the significant stress on global credit markets, the local banking sector remains
 resilient. While the Malaysian economy will not be insulated from the global economic turmoil, its economic fundamentals are sound and are expected to remain so
.

"
HSBC Bank intends to capitalise on the growth in Islamic banking in the region as Islamic financing has remained largely positive despite the current global credit crisis
. HSBC Bank
 will b
uild
 on the impending launch of HSBC Amanah's branches in
Malaysia
 in
the fourth quarter of 2008
and
increase
its
 market penetration
in
 Islamic banking."

ends/more

Media enquiries to
Elizabeth Wee
 on +603 22

70
3 351
 or at
elizabethwee@hsbc.com.my

UNAUDITED CONDENSED BALANCE SHEETS AS AT 30 SEPTEMBER 2008

	Group		Bank
Figures in MYR'000s	30 Sep 2008	31 Dec 2007	30 Sep 2008	31 Dec 2007

Assets
Cash and short term funds	14,064,598	11,321,351	11,982,991	11,321,351
Securities purchased under resale agreements	2,733,018	1,858,579	2,733,018	1,858,579
Deposits and placements with
banks and other financial institutions	1,485,841	1,448,953	2,428,976	1,448,953
Securities held-for-trading	1,152,122	1,236,193	1,152,122	1,236,193
Securities available-for-sale	2,313,095	4,272,517	1,766,016	4,272,517
Loans, advances and financing	29,728,834	26,007,124	26,745,166	26,007,124
Other assets	2,071,497	897,653	2,060,901	897,653
Statutory deposits with Central Bank Malaysia	709,648	704,847	587,248	704,847
Investment in subsidiaries	-	-	660,021	21
Prepaid land lease payments	19,767	20,890	19,767	20,890
Property, plant and equipment	256,855	258,290	256,499	258,290
Intangible assets	51,339	41,869	51,252	41,869
Deferred tax assets	97,183	69,675	81,409	69,675
Total assets	54,683,797	48,137,941	50,525,386	48,137,962

Liabilities
Deposits from customers	42,817,886	36,314,839	38,727,024	36,314,860
Deposits and placements of
banks and other financial institutions	4,109,022	4,441,901	4,106,929	4,441,901
Bills and acceptances payable	381,816	627,730	381,816	627,730
Other liabilities	2,303,807	1,815,550	2,251,685	1,815,550
Recourse obligation on loans sold to Cagamas Berhad	715,983	759,101	715,983	759,101
Provision for taxation	52,688	57,569	49,081	57,569
Subordinated bonds	991,658	1,000,000	991,658	1,000,000
Total liabilities	51,372,860	45,016,690	47,224,176	45,016,711

Shareholders' funds
Share capital	114,500	114,500	114,500	114,500
Reserves	3,196,437	2,756,751	3,186,710	2,756,751
Proposed dividend	-	250,000	-	250,000
Shareholders' funds	3,310,937	3,121,251	3,301,210	3,121,251

Total liabilities and shareholders funds	54,683,797	48,137,941	50,525,386	48,137,962

Commitments and contingencies	88,820,005	76,966,309	87,057,072	76,966,309

Note: The financial statements of HSBC Bank
Malaysia
 Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Boar
d.

UNAUDITED CONDENSED INCOME STATEMENT
FOR THE FINANCIAL QUARTER/PERIOD ENDED 30 SEPTEMBER 2008

	Group
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sep 2008	30 Sep 2007	30 Sep 2008	30 Sep 2007

Revenue	880,767	813,351	2,658,365	2,405,400

Interest income	558,233	504,056	1,610,165	1,486,275

Interest expense	(265,565)	(227,716)	(747,180)	(657,989)

Net interest income	292,668	276,340	862,985	828,286

Other operating income	216,847	220,394	763,162	653,891

Income from Islamic banking operations	67,096	59,903	187,688	173,851

Operating income	576,611	556,637	1,813,835	1,656,028

Other operating expenses	(265,281)	(249,533)	(747,957)	(710,214)

Profit before allowance	311,330	307,104	1,065,878	945,814

Allowance for losses on losse s and financing	(78,014)	(80,631)	(186,726)	(226,312)

Profit before taxation	233,316	226,473	879,152	719,502

Taxation	(62,612)	(68,055)	(227,045)	(204,333)

Profit attributable to shareholders	170,704	158,418	652,107	515,169

Earnings per MYR0.50 ordinary share
-basic/diluted	74.5 sen	69.2 sen	284.7 sen	225.0 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	-	-	109.2 sen	109.2 sen
- interim dividend paid	65.5 sen	87.3 sen	65.5 sen	87.3 sen

Note: The financial statements of HSBC Bank
Malaysia
 Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Boar
d.

UNAUDITED CONDENSED INCOME STATEMENT
FOR THE FINANCIAL QUARTER/PERIOD ENDED 30 SEPTEMBER 2008

	Bank
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sep 2008	30 Sep 2007	30 Sep 2008	30 Sep 2007

Revenue	846,267	813,351	2,623,865	2,405,400

Interest income	561,710	504,056	1,613,642	1,486,275

Interest expense	(265,565)	(227,716)	(747,180)	(657,989)

Net interest income	296,145	276,340	866,462	828,286

Other operating income	223,103	220,394	769,418	653,891

Income from Islamic banking operations	37,407	59,903	157,999	173,851

Operating income	556,655	556,637	1,793,879	1,656,028

Other operating expenses	(261,100)	(249,533)	(743,776)	(710,214)

Profit before allowance	295,555	307,104	1,050,103	945,814

Allowance for losses on loans and financing	(75,455)	(80,631)	(184,167)	(226,312)

Profit before taxation	220,100	226,473	865,936	719,502

Taxation	(58,968)	(68,055)	(223,401)	(204,333)

Profit attributable to shareholders	161,132	158,418	642,535	515,169

Earnings per MYR0.50 ordinary share
- basic/diluted	70.4 sen	69.2 sen	280.6 sen	225.0 sen

Dividends per MYR0.50 ordinary share (net)
- paid in respect of prior year	-	-	109.2 sen	109.2 sen
- interim dividend paid	65.5 sen	87.3 sen	65.5 sen	87.3 sen

Note: The financial statements of HSBC Bank
Malaysia
 Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Boar
d.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 07, 2008